Mail Stop3561								December 28,
2005

Arthur Lyons, President
Longfoot Communications Corp.
914 Westwood Boulevard, Suite 809
Los Angeles, California  90024

	Re: 	Longfoot Communications Corp.
		Registration Statement on Form SB-2
		Filed December 2, 2005
		File No. 333-130110

Dear Mr. Lyons:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your disclosure indicates that you are a development stage media company primarily focused on obtaining, developing and operating radio and low power television stations. You indicate that from inception through September 30, 2005 you have not commenced operating any LPTV or radio stations nor have you generated any advertising or other operating revenues. It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with
Rule 419 of Regulation C or provide us with an explanation why
Rule
419 does not apply.
2. Please revise throughout the filing to consistently reflect your lack of operations and the uncertainty facing your company. For example, you discuss in detail FCC laws and regulations that would pertain to you if you were in fact operating a station, however, you have not yet constructed, acquired or operated one. Please revise.
3. You state in your Plan of Distribution section that your officers and directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act in connection with their participation in this best efforts self-underwritten offering. Please provide us with a detailed explanation as to why your officers and directors satisfy the requirements of this rule. Also tell us if an officer or director could receive a finder`s fee. We may have further comments.

Inside Facing Page
4. Please eliminate "as amended" from footnote (1) as it is unnecessary. Also, please eliminate the parenthetical
("Securities
Act"). This defined entity is clear from context. In addition, please avoid elsewhere in your registration statement defined terms that are clear from context, such as "FCC."

Front Cover Page of Prospectus
5. We note the paragraph beginning with "The information in this prospectus is not complete . . ." above the dotted lines on your prospectus cover page. The location of this disclosure is not clear.
This disclosure should appear on the prospectus cover page to the extent it is not already, rather than on the registration statement facing page. Please advise or revise.
6. We note that your offering will be self-underwritten and there is no minimum amount of shares that must be sold. After the second sentence in your first paragraph, please insert a new sentence that discloses that because there is no minimum amount of shares that must be sold, you may receive no proceeds or very minimal proceeds from the offering.
7. Please consider these comments, as applicable, in connection with the Outside Back Cover Page of the Prospectus.

Business, page 1
8. Revise the last sentence to delete any reference to operating the stations since they are construction permits only. Indicate, if true, that transfer from the FCC is not complete and that any operations are tentative. Further, indicate that each of the licenses expires in less than 18 months without an operating station and that further licensing is required before that event.




The Offering, page 1
9. Following "After the Offering (assuming the sale of all shares offered herein)," please add a separate paragraph that discloses that, if all the shares are sold, your executive officers and directors will hold 80% of your shares, and as a result, will continue to exercise control over the company.
10. In an appropriately captioned paragraph, please indicate that the offering will terminate 90 days from the date of the prospectus, unless extended for an additional 90 days in your sole discretion.
11. In addition, please add a separate paragraph which indicates the absence of a public market for the common shares and briefly explains how the absence of a public market impacts liquidity.

Risk Factors, page 4
12. Please generally review your risk factor captions to ensure they do not merely state facts, but rather describe the risk in concrete terms. Also, please avoid the generic conclusion that a particular risk would "adversely affect" your business or revenues. Revise, for example, the captions to risk factors 3, 4 and 7.

Use of Proceeds, page 9
13. . Please ensure that the disclosure accompanying the tabular presentation clarifies that:
* the offering is on a "best-efforts" basis,
* the three scenarios presented are for illustrative purposes only, and
* the actual amount of proceeds, if any, may differ.
14. Please revise to clarify the priority of use for any net proceeds.

Determination of Offering Price, page 10
15. You indicate that in determining the number of shares to be offered and the offering price you took into consideration your capital structure and the amount of money you would need to implement your business plans. Please explain "capital structure."
16. For each factor you cite, briefly explain how these factors affected your determination of the offering price. See Item 505 of
Regulation S-B.



Dilution of the Price You Pay For Your Shares, page 10
17. Please revise the per share amounts to be rounded to the nearest whole cent.
18. Please provide a tabular presentation showing the cash price per share, aggregate cash contribution and percentage of the total capital after the offering paid by your existing shareholders compared to the cash contribution of the purchasers in this offering. Refer to Item
506 of Regulation S-B.
Plan of Distribution, page 11
19. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.
20. In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded. For example, we note you intend to have your common stock quoted on the
OTC Bulletin Board. Disclose that a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.
21. Please explain clearly that under a "best efforts, no minimum" offering such as yours, there is no requirement that you sell a specified number of shares before the proceeds of the offering become available to you. Also, state that you may sell only a nominal amount of shares and receive minimal proceeds from this offering.
22. You indicate that all cleared funds will be available to you following deposit into your bank account. Also indicate that the investor has no assurance that you will sell all or any part of the remaining shares offered in this transaction.
23. We note you have the right to extend the offering for an additional 90 days at your sole discretion. Please indicate if you also have the right to terminate the offering at any time in your sole discretion. If so, if there are specific events that may trigger a premature termination, please disclose those events. Provide similar disclosure regarding your right to reject subscriptions.
24. Please tell us whether you will engage in any electronic offer, sale or distribution of the units and describe the procedures to us.
Also, tell us whether you have entered or intend to enter into any arrangements with a third party to host or access your prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared or may appear on their website.

Business, page 12
25. Please provide detailed information concerning your operations.
This would include the status of any discussions with owners of LPTV or radio stations, consultants, providers of technical equipment, etc.
Please include specific information regarding all activities to clearly describe the company`s status. If no progress has been made, so state. This description may also need to be addressed in the risk factors section. Please clearly specify what steps you have taken to date, what steps you need to take to advance your business and what is required to make those advancements. Also, expand your disclosure to address in more detail how you will fund your operations and how you will fund your capital requirements if proceeds from this offering fall short of expectations. We may have further comments based upon your revisions.

LPTV Station Industry Overview, page 12
26. On this page you indicate there is no limit on the number of LPTV stations that may be owned by any one entity. Under Competition on page 19, you state that the FCC`s multiple ownership rules have historically limited the number of stations that may be owned or controlled by a single entity in a given market. Please revise to eliminate this apparent inconsistency.

Corporate History, page 17
27. If the FCC has acted on your application to transfer the three construction permits you acquired, please disclose.

Competition, page 19
28. Please describe in further detail how you will carve out a niche
market for yourself.  Explain if you have any experience in the niche
markets you describe.
Management`s Discussion and Analysis or Plan of Operations, page
25
29. Since your offering is being completed on a best-efforts basis, please revise your disclosure to address how the company intends to satisfy its liquidity needs over the next twelve months under at least the three offering levels presented. See Item 303(a) of Regulation S-
B. Under each scenario, please ensure that you discuss in more detail the line item expenditures listed in the application of proceeds table on page 9.
30. Describe in further detail the steps you have taken in furtherance of your business plan as described on pages 26 and 27. Indicate the timeframe for each step you intend to take. If no progress has been made, so state.

Description of Property, page 28
31. Delete "also" in the 2nd paragraph.
Directors, Executive Officers, Promoters and Control Persons, page
29
32. We suggest you place the biographies of your officers and directors in the order you present their names in the table.
33. State the amount of time Mr. Lyons devotes to the affairs of the company.

Stock Option Plan/Director`s Compensation, page 32
34. Discuss the timeline for the intended stock option plan as well as director`s compensation.

Certain Relationships and Related Transactions, page 34
35. Indicate whether the transactions were and are on terms as favorable to the company as would be available from unaffiliated parties.
Where You Can Find More Information, page 37
36. Please revise to refer only to our new address at 100 F
Street,
N.E., Washington, D.C.  20549.

Financial Statements, page F-1

Statement of Stockholders` Equity, page F-4
37. Please revise to disclose the price per share for each issuance of common stock. Refer to paragraph 11.d.2. of SFAS 7.

Statements of Cash Flows, page F-5
38. Please revise to present the amounts paid and received in connection with related party loans on a gross rather than net basis.
Refer to paragraphs 8, 11 and 13 of SFAS 95.



Note 2. Significant Accounting Policies, page F-6
39. In the last sentence of the second to last paragraph in Note 2 on
page F-8 it is unclear what you are trying to say regarding the potential future impact of EITF 05-6 on your financial statements.
Please clarify.
Recent Sales of Unregistered Securities, page II-2
40. Please identify the five individuals to whom you issued
2,900,000
shares of common stock in September 2005.

Exhibits, page II-2
41. We note your opinion of counsel will be filed by amendment. Please allow sufficient time for our review prior to any request for acceleration of the registration statement.
Undertakings, page II-3
42. In your amended filing, please revise to include the new undertakings that became required on December 1, 2005. See Questions
3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new
Item
512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site http://www.sec.gov/rules/final/33-8591fr.pdf.

Signatures, page II-5
43. Your principal financial officer must also sign your registration statement. Any officer that occupies more than one capacity must indicate each in which he signs.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      You may contact Sondra Snyder, Staff Accountant, at (202)
551-
3332 or Robyn Manuel, Accounting Branch Chief, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240,  or me at (202) 551-3720 with any other questions.

      Sincerely,



      	H. Christopher Owings
      Assistant Director


cc:	Roger D. Linn, Esq.
      Weintraub Genshlea Chediak
	Via Fax: (916) 446-1611




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Arthur Lyons, President
Longfoot Communications Corp.
December 28, 2005
Page 1